FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: May 29, 2007

(Translation)

May 29, 2007

NEC Corporation
Kaoru Yano, President
(Tokyo Stock Exchange, 1st Section;
Code Number 6701)
Contacts:	Makoto Miyakawa/ Ken Fukuchi
Corporate Communications Division
+81-3-3798-6511

NEC Receives Adjustment Notice from Tokyo Regional Taxation Bureau

Today, NEC Corporation received an adjustment notice from the Tokyo Regional Taxation Bureau in respect to a tax assessment it had been subject to for the fiscal year ended March 31, 2006.

During the process of the tax assessment, it was discovered that fraudulent transactions had been carried out by NEC employees. The contents of these transactions, as identified in the adjustment notice, are as follows:

1. Period for tax assessment: 7 years, fiscal year 1999 (ended March 31, 2000) to fiscal year 2005 (ended March 31, 2006)

2. Number of fraudulent transactions: 5

    Number of departments involved in fraudulent transactions: 5

3. Sum of fraudulent transactions: approximately 2.2 billion yen

4. Content of fraudulent transactions: The notice indicates that NEC employees instructed contractors to pad or create fictitious orders to their subcontractors, such as orders for software, maintenance, and installation. This resulted in the fraudulent outflow of NEC’s money through these contractors. NEC’s employees received approximately 500 million yen in kickbacks from the subcontractors, and used it for their own personal purposes, such as on entertainment expenses.

5. Number of employees involved: 10

6. Number of contractors involved: 17 (including subcontractors)

The amount of income adjusted as a result of this notification, added to other items indicated in the notice, is approximately 3.96 billion yen (based on Japan GAAP). NEC is not required to pay any additional corporate tax as a result of this issue, as there will be a reduction in the amount of loss carried forward from the previous year. At the same time, an estimate of approximately 900 million yen of tax recognized as permanent differences, out of the reduction in the amount of loss carried forward from the previous year, has already been recorded as the adjustment amount for deferred tax assets for the fiscal year ended March 31, 2007, and therefore there will be no effect on past or future profit.

NEC has been carrying out internal inquiries with the assistance of external lawyers since it was informed of this issue by the Tokyo Regional Taxation Bureau, and has been taking strict disciplinary actions in accordance with its internal rules and regulations against the employees who were found to be involved in the fraudulent transactions. Further internal inquiries will be carried out by NEC, and it will simultaneously investigate the possibility of seeking compensatory damages or filing a criminal complaint.

NEC deeply regrets the occurrence of these fraudulent transactions at a time when strengthening of corporate compliance and the improvement of internal controls is being strongly sought after, and sincerely apologizes for any inconvenience caused.

In response to this tax assessment, in addition to the fictitious transactions carried out at NEC Engineering last year, NEC has been reforming its order and sales recording processes, and its materials procurement processes, including efforts to improve the division of work of sales divisions and administrative divisions, which carry out the recording of accounts.

These fraudulent transactions, which involved the trading of intangible assets such as services and construction, were not discovered for a long period of time as the system enabled validation of the orders through confirmation by the same employees that made the orders in the sales and other divisions. In response to this, NEC established a system at the end of last year where confirmation is carried out by a third-party administrative division.

In addition, NEC is ensuring that all of its employees are aware of and placing maximum priority on compliance, and has established a variety of training opportunities, highlighting examples of misconduct. Furthermore, NEC is promoting the importance and use of the NEC Helpline, a system for reporting irregularities and advising employees.

NEC will continue to take every action possible to further strengthen countermeasures such as the aforementioned in order to prevent a recurrence of these kinds of fraudulent transactions.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) uncertainty of NASDAQ’s response to NEC’s appeal, (ii) global economic conditions and general economic conditions in NEC’s markets, (iii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iv) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (v) NEC’s ability to expand into foreign markets, such as China, (vi) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vii) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (viii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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